FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	October	2007
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	Telefónica and RIM Launch the New BlackBerry Pearl 8120 Smartphone in Spain	4
2.	Telefónica and RIM Preview NewCommunications and Connectivity Software for Small Groups	3

Document 1

October 3, 2007

FOR IMMEDIATE RELEASE

Telefónica and RIM Launch the

New BlackBerry Pearl 8120 Smartphone in Spain

Small and stylish smartphone comes packed with new features including an enhanced visual interface, hardware refinements, Wi-Fi connectivity and a 2 megapixel camera with video capture.

Madrid, Spain and Waterloo, ON – Telefónica, one of the world’s largest telecommunications companies, and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), a global leader in wireless innovation, today introduced the new BlackBerry® Pearl™ 8120 smartphone in Spain. The BlackBerry Pearl 8120 seamlessly integrates business-grade communication tools and rich multimedia features in an impressively small and stylish design.

The BlackBerry Pearl 8120 comes complete with a 2 megapixel digital camera that supports video capture, an externally accessible memory card slot and Wi-Fi® connectivity support. These new features, along with an enhanced visual interface, add to the renowned BlackBerry® smartphone experience for email, phone, messaging (SMS, IM, MMS), web browsing, multimedia, organizer and other mobile applications.

“The new BlackBerry Pearl 8120 with its powerful communications and multimedia features helps users make the most of their time in both personal and professional settings,” said Mike Lazaridis, President and Co-CEO at RIM. “The BlackBerry Pearl 8120 builds on the successful principles that won high praise for the BlackBerry Pearl design and we are delighted to be working in partnership with Telefónica to bring this amazing new smartphone to customers in Spain.”

According to Luis Ezcurra, director of the Mobile Business Unit at Telefónica España, “The BlackBerry Pearl 8120 smartphone, together with a new reduced monthly service fee of 10 Euros, will help make mobile email even more popular, not only for companies but also individual consumers. The new multimedia features of the BlackBerry Pearl 8120, its small size, stylish design and Wi-Fi capabilities make it perfect for both personal and professional use.”

Ultra-Sleek and Stylish

The BlackBerry Pearl 8120 smartphone from Telefónica is available in a new stylish blue finish and maintains an ultra-sleek design, measuring only 107mm x 55mm x 14mm and weighing approximately 91g.

The BlackBerry Pearl 8120 provides an exceptional user experience through its trackball navigation system and RIM's popular SureType™ keyboard system. SureType -- which allows a narrower handset design while maintaining easy phone dialing and message typing -- has been enhanced to allow word completion, easier editing of misspelled words and a built-in spell checker.

Enhanced Visual Interface

The BlackBerry Pearl 8120 features an updated visual interface and integrates a new font rendering technology that displays characters beautifully, with enhanced legibility at even the smallest point sizes. The new technology is evident throughout the visual interface, complementing the new look of the BlackBerry® email client, calendar, address book, task list, memo pad and web browser, while also enhancing other applications.

The BlackBerry® Browser is further improved with a new "Page View" option that displays a full web page on the screen along with a magnifying glass that allows the user to quickly and accurately point and zoom in on a specific area of the web page. Users can also press and hold the trackball to toggle between the "Column View" (which presents the web page in a continuous column for easy reading and scrolling on the go) and the “Page View.”

Wi-Fi and Quad-Band Connectivity

In addition to quad-band GSM/GPRS/EDGE support, Telefónica customers can also enjoy the BlackBerry Pearl 8120 with faster web browsing and expanded wireless data coverage via Wi-Fi (802.11 b/g) networks. To meet various security requirements for users accessing a Wi-Fi connection, the BlackBerry Pearl 8120 is compliant with Wi-Fi security protocols including WEP (Wireless Equivalency Protocol), WPA (Wi-Fi Protected Access) and WPA2.

Advanced Phone Features

The BlackBerry Pearl 8120 offers many convenient phone features including Speaker Independent Voice Recognition (SIVR) for Voice Activated Dialing (VAD), Bluetooth® 2.0 support for hands-free use with headsets, car kits and Bluetooth peripherals, dedicated 'send', 'end', and 'mute' keys, smart dialing, speed dialing, conference calling, call forwarding, a low-distortion speakerphone for hands-free conversations and support for polyphonic, mp3 and MIDI ring tones.

The smartphone also includes new features that enhance phone audio quality including enhanced background noise, wind and echo cancellation for better performance in loud environments like airports, restaurants or busy downtown streets. An 'enhance call audio' feature also allows the user to boost the phone audio's bass or treble while on a call.

Multimedia to Go

The BlackBerry Pearl 8120 comes with a 2 megapixel camera with 5x digital zoom and enhanced flash. The new camera also supports video capture in two resolutions: 240x180 or 176x144 for sharing via MMS.

The media player now allows users to create and edit playlists right on the handset. Alternatively, users can manage their media files from their PC with the Roxio® Media Manager for BlackBerry®, which is included with the BlackBerry® Desktop Manager software. The Roxio software was developed with Sonic® and is based on the award-winning Roxio Easy Media Creator® 9, making it easy for users to search for media files on their computer, view and organize them, create MP3 music files from CDs, add audio tags, album art, create playlists and convert files for optimal playback.

Roxio Photosuite® 9 LE is also included – this comprehensive tool makes it easy to edit pictures and create photo albums. Pictures can also be cropped, rotated and straightened, redeye can be removed, and brightness, contrast and saturation levels can all be changed.

The BlackBerry Pearl 8120 supports the Bluetooth® stereo audio profile (A2DP/AVRCP), and comes with a 3.5 mm stereo headset jack so users can plug in their preferred headphones or speakers. The handset also provides the convenience of an externally accessible microSD/SDHC memory card slot for additional storage of music, videos and pictures.

The BlackBerry Pearl 8120 also supports high-speed USB for transferring files between the handset and a PC at data throughput rates of up to 10MB/sec.

The BlackBerry Pearl 8120 is supported on BlackBerry® Internet Service, giving users access to up to 10 supported work or personal email accounts (including most popular ISP email accounts), as well as

BlackBerry® Enterprise Server, enabling advanced security and IT administration within IBM® Lotus® Domino®, Microsoft® Exchange and Novell® GroupWise® environments.

Availability

The BlackBerry Pearl 8120 smartphone will be available from Telefónica in Spain beginning October 3rd, 2007.

For additional information, please visit: www.blackberrypearl8120.com.

###

About Telefónica

Telefónica is one of the largest telecommunications companies in the world in terms of market capitalisation. Its activities are centered mainly on the fixed and mobile telephony businesses with broadband as the key tool for the development of both. The company has a significant presence in 24 countries and a customer base that amounts more than 212 million accesses around the world. Telefónica has a strong presence in Spain, Europe and Latin America, where the company focuses an important part of its growth strategy. Telefónica is a 100% listed company, with more than 1.7 million direct shareholders. Its share capital currently comprises 4,773,496,485 ordinary shares traded on the Spanish Stock Market (Madrid, Barcelona, Bilbao and Valencia) and on those in London, Paris, Frankfurt, Tokyo, New York, Lima, Buenos Aires and São Paulo.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications.  RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data.  RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements.  Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific.  RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM).  For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:

Marisa Conway

Brodeur for RIM

(212) 515-1924

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited.

Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 2

October 3, 2007

FOR IMMEDIATE RELEASE

Telefónica and RIM Preview New

Communications and Connectivity Software for Small Groups

Madrid, Spain and Waterloo, ON – Telefónica and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to introduce BlackBerry® Unite!™ -- a free PC-based software offering that will allow small groups, such as a family or small office, to stay connected and enhance communications and coordination. In addition to wireless email and web browsing, BlackBerry® Unite!™ software will provide groups of up to five users with mobile access to shared calendars, pictures, music, documents and other desktop content through BlackBerry® smartphones*.

“Every BlackBerry smartphone user can attest to the power of mobility in their personal and professional life,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “Wireless connectivity enhances individual flexibility and productivity, and it can also help groups of people interact more effectively and smoothly. BlackBerry Unite! leverages the proven power and security of the BlackBerry platform in a simplified package that is optimized for small groups of people and easy to install in a home or small office.”

“At Telefónica we strive to embrace technology convergence and deliver solutions that enhance our customers’ lives and business performance,” said Luis Ezcurra, Director of the Mobile Business Unit at Telefónica España. “BlackBerry Unite! complements both our broadband and mobile service offerings, and addresses a significant need within the family and small business market segments. We’re very pleased to be working with RIM to preview this exciting new software to our customers.”

BlackBerry® Unite!™ software will allow a small group of up to 5 users to:

•

Stay connected with wireless email and web browsing – enables easy wireless access to up to five supported email accounts (per user) using sophisticated wireless encryption security, allows shared contact lists and supports high-performance mobile web browsing.

•	Coordinate schedules using shared calendars – provides a wireless shared calendar with the capability to check each others’ availability, set up or modify appointments and send reminders.
•	Remotely access content – users can remotely download pictures, music, documents and other content on their desktop PC directly from their BlackBerry smartphone**.
•	Share photos and files - users can share photos and files with other group members directly from their BlackBerry smartphone.
•	Remotely secure the smartphones – includes simple controls to enforce password protection or wirelessly erase a lost or stolen handset.
•	Control smartphone use - includes customizable wireless settings to control certain uses for each individual, such as the ability to restrict long distance calls or certain online content.
•	Protect smartphone content – contacts, pictures and other data from the BlackBerry smartphone can be backed up automatically over the air (via a cellular or Wi-Fi® network) to the desktop PC.
•	Set up quickly and easily – the BlackBerry Unite! software will be provided as a free download and, with the help of an easy-to-follow setup wizard, can be installed in minutes on a desktop PC.

Telefónica and RIM plan to make the BlackBerry Unite! software available as a free download beginning in November. Further product information will be provided in conjunction with availability. Telefónica customers interested in trying the free software when it becomes available can sign up now at www.blackberry.com/es/blackberryunite.

* requires customer to subscribe to a qualifying wireless data service plan.

** requires a microSD card.

###

About Telefónica

Telefónica is one of the largest telecommunications companies in the world in terms of market capitalisation. Its activities are centered mainly on the fixed and mobile telephony businesses with broadband as the key tool for the development of both. The company has a significant presence in 24 countries and a customer base that amounts more than 212 million accesses around the world. Telefónica has a strong presence in Spain, Europe and Latin America, where the company focuses an important part of its growth strategy. Telefónica is a 100% listed company, with more than 1.7 million direct shareholders. Its share capital currently comprises 4,773,496,485 ordinary shares traded on the Spanish Stock Market (Madrid, Barcelona, Bilbao and Valencia) and on those in London, Paris, Frankfurt, Tokyo, New York, Lima, Buenos Aires and São Paulo.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:

Marisa Conway

Brodeur for RIM

(212) 515-1924

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.  RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 3, 2007	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations